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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

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                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 and amended and supplemented on June 4, 1998, June 18, 1998, July 6, 1998 and July 21, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the proposed Merger is estimated to be approximately $3 billion. The Purchaser plans to obtain all funds needed for the Offer and the proposed Merger through capital contributions or advances made by Parent. Parent expects to obtain a portion of the funds for such capital contributions or advances from its available cash and from working capital and expects to obtain the balance of such funds required to purchase the Shares from a structured receivables facility supported by a pool of credit card receivables of Parent and the Company, a public offering of long-term notes pursuant to Parent's existing universal shelf registration statement, through issuance of commercial paper and, if necessary, through borrowings under its new 364-day revolving credit facility and its existing lines of credit, in each case as described below. Any debt incurred to fund the purchase of the Shares in the Offer is expected to be repaid from funds internally generated by the Parent and its subsidiaries and from external sources. THE OFFER IS NOT CONTINGENT UPON THE RECEIPT OF THE FINANCING DESCRIBED IN THIS ITEM 4.

    RECEIVABLES FINANCING

    The Parent intends to obtain up to $1.25 billion to finance a portion of the purchase of the Shares with a 12-month receivables purchase bridge facility (the "Receivables Facility") through Park Avenue Receivables Corporation ("PARCO"), a multi-seller asset-backed commercial paper vehicle administered by The Chase Manhattan Bank. The Receivables Facility will be supported by portfolios of open and private label credit card receivables generated or to be generated by or through the Parent, the Company or their affiliates (the "Receivables").

    Certain affiliates of the Parent will enter into a Pooling and Servicing Agreement, as supplemented (the "Pooling and Servicing Agreement") pursuant to which the Receivables will be transferred to a trust (the "Trust") and serviced by certain affiliates of the Parent. PARCO or, in certain circumstances, the APA Bank (as defined below and together with PARCO, the "Receivables Purchasers") will provide funding to the Parent through the purchase of an undivided percentage ownership interest in the Trust ("Transferred Interests") the purchase of which will be financed through the issuance of commercial paper by PARCO or under the APA Facility (as defined below), as the case may be.

    The Chase Manhattan Bank as Funding Agent and on behalf of a syndicate of lenders, will provide a back-up liquidity commitment (the "APA Facility") of the outstanding Receivable amount to finance the Receivables, subject to certain conditions. In addition to providing liquidity support to PARCO, the APA Facility will also provide funding during the term of the Receivables Facility in the event PARCO is unwilling or unable to purchase the Transferred Interests through the issuance of commercial paper. Availability of the Receivables Facility will be subject to customary conditions precedent for this type of financing arrangement including the Trust holding Receivables meeting certain eligibility requirements equal to the amount of the outstanding Transferred Interests and required reserves, satisfactory due diligence, execution of satisfactory documentation and payment of initial, agent, commitment, arrangement and certain other similar fees.

    The effective financing rate under the Receivables Facility will be (i) the PARCO A-1/P-1 commercial paper rate as of the date when the Receivables Facility is funded in the asset-backed commercial paper
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market, plus dealer and note issuance fees, if any, and program fees which will be 20 basis points during the first 120 days of the Receivables Facility and 50 basis points thereafter or (ii) if the Receivables Facility is funded by the APA Facility, LIBOR plus 7.5 basis points with no program fees payable on amounts funded under the APA Facility.

    NOTE OFFERING

    Parent expects to obtain approximately $1.7 billion of its acquisition funds through the issuance of long-term notes pursuant to its existing universal shelf registration statement. The notes be issued as standard long-term notes at various maturities and at an interest rate which is to be negotiated.

    COMMERCIAL PAPER

    Parent expects to obtain any remaining necessary acquisition funds through the issuance of commercial paper. The issuance will be made through Parent's existing commercial paper dealers, Goldman Sachs & Co. and Chase Securities, Inc., at rates of LIBOR plus 5 basis points to LIBOR plus 20 basis points, depending on maturity.

    CREDIT FACILITIES

    If, for any reason, sufficient funds are not available from the above-referenced sources, Parent would obtain the remaining required acquisition funds from either its new 364-day revolving credit facility, from its existing credit facility or from additional commercial bank borrowings.

    Parent's new 364-day revolving credit facility will be provided by a group of lenders including The Chase Manhattan Bank, as agent (the "Agent"), and as a lender. The revolving credit facility will allow Parent and its borrowing subsidiaries (each a "Borrower") to borrow up to $750 million through the incurrence of Base Rate Loans or Eurodollar Loans (each as defined therein).

    The commitments under the revolving credit facility will terminate 364 days after the closing date for such facility.

    The amounts borrowed pursuant to the revolving credit facility will bear interest at the following rates per annum: (A) in the case of Base Rate Loans, the highest of (i) 1/2 of 1% in excess of the Federal Funds Rate (as defined therein), (ii) the rate that the Agent announces from time to time as its prime lending rate, as in effect from time to time, and (iii) 1% in excess of the Adjusted Certificate of Deposit Rate (as defined therein); and (B) in the case of Eurodollar Loans, the sum of (i) the Eurodollar Rate (as defined therein) (as adjusted for maximum reserves) as determined by the Agent for the respective interest period, plus (ii) the Applicable Margin (as defined therein). For so long as the aggregate principal amount of the loans outstanding exceeds one-half of the amount of the credit facility, the interest rate applicable to all such loans shall be increased by 12.5 basis points per annum. The Parent has agreed to pay a quarterly facility fee and a closing fee to each lender under the revolving credit facility and an administrative fee to the Agent.

    The covenants in the revolving credit facility will, among other things, restrict the parent and borrowing subsidiaries from consolidating, combining or merging with or into, or selling, leasing, transferring or assigning substantially all their assets to, any other person other than pursuant to the revolving credit facility or incurring liens or making investments, loans or advances other than pursuant to the revolving credit facility. In addition, the revolving credit facility will require the Parent and its subsidiaries, on a consolidated basis, to maintain stockholders' equity of at least $1 billion.

    Parent's existing revolving credit facility is provided by a group of lenders including The Chase Manhattan Bank, as agent (the "Agent"), and as a lender. The revolving credit facility allows Parent and its borrowing subsidiaries (each a "Borrower") to borrow up to $500 million through the incurrence of ABR Loans, CD Loans or Eurodollar Loans (each as defined therein).

    The commitments under the revolving credit facility terminate on May 9, 2002.

    The amounts borrowed pursuant to the revolving credit facility bear interest at the following rates per annum: (A) in the case of ABR Loans, the greatest of
(i) the Prime Rate (as defined therein) in effect on such day, (ii) the Base CD Rate (as defined therein) in effect on such day plus 1% and (iii) the Federal
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Funds Effective Rate (as defined therein) in effect on such day plus 1/2 of 1%;
(B) in the case of CD Loans (rounded upwards, if necessary, to the next 1/100 of 1%), the sum of (i) a rate per annum equal to the product of (a) the Fixed CD Rate (as defined therein) in effect on such day and (b) Statutory Reserves (as defined therein), plus (ii) the Assessment Rate (as defined therein) plus (iii) the Applicable Margin (as defined therein); and (C) for Eurodollar Loans (rounded upwards, if necessary, to the next 1/16 of 1%), the sum of (i) the product of (a) the LIBO Rate (as defined therein) in effect on such day and (b) Statutory Reserves (as defined therein) plus (ii) the Applicable Margin (as defined therein). The Parent has agreed to pay a quarterly facility fee to each lender under the revolving credit facility and an administrative fee to the Agent.

    The covenants in the revolving credit facility, among other things, restrict the parent and borrowing subsidiaries from consolidating, combining or merging with or into, or selling, leasing, transferring or assigning substantially all their assets to, any other person other than pursuant to the revolving credit facility or incurring liens or making investments, loans or advances other than pursuant to the revolving credit facility. In addition, the revolving credit facility requires the Parent and its subsidiaries, on a consolidated basis, to maintain stockholders' equity of at least $1 billion.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    With respect to State Takeover Laws, Purchaser withdraws its legal conclusion that certain provisions of existing State takeover statutes conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser has no knowledge of any State statute that conflicts with the terms of the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

    (b)(1) Amended and Restated Credit Agreement, dated as of May 9, 1997, of Parent.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

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
                                DILLARD'S, INC.

                                By:             /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                               Name: James I. Freeman
                                            Title: SENIOR VICE PRESIDENT
                                            AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By:             /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                               Name: James I. Freeman
                                            Title: SENIOR VICE PRESIDENT
                                            AND CHIEF FINANCIAL OFFICER
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Date: July 28, 1998
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                                 EXHIBIT INDEX

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
 EXHIBIT                                                                                                       PAGE
   NO.                                               DESCRIPTION                                                NO.
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

(b)(1)     Amended and Restated Credit Agreement, dated as of May 9, 1997, of Parent.
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